U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-KSB
               Special financial report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934 For
                     the fiscal year ended December 31, 1996

                        Commission file number 333-13529

                        GENTLE DENTAL SERVICE CORPORATION
        (Exact name of small business issuer as specified in its charter)

          Washington                                        91-1577891
 (State or other jurisdiction of                           (IRS Employer
  incorporation or organization)                         Identification No.)

900 Washington Street, Suite 1100, Vancouver, WA                98660
(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number: (360) 750-7975

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:  None

Check whether the registrant (1) filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90
days. Yes     No  X
          ---    ---

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. X
                  ---

Issuer's revenues for its most recent fiscal year:  $10,711,507

Aggregate market value of Common Stock held by nonaffiliates of the registrant at April 14, 1997: $9,687,000. For purposes of this calculation, officers and directors are considered affiliates.

Number of shares of Common Stock outstanding at April 14, 1997: 3,150,920.

Transitional Small Business Disclosure Format:  Yes     No  X
                                                    ---    ---

This Special Financial Report is filed pursuant to Rule 15d-2 under the Securities Exchange Act of 1934 and only contains the registrant's financial statements as of December 31, 1996 and 1995 and for the two years ended December 31, 1996.

                        Report of Independent Accountants


To the Shareholders and Board of Directors of Gentle Dental Service Corporation (formerly Mutual Health Systems, Inc.)


In our opinion, the accompanying balance sheet and the related statements of operations, of redeemable common stock and nonredeemable shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Gentle Dental Service Corporation at December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As disclosed in Note 10 to the financial statements, the Company has certain related party transactions.




PRICE WATERHOUSE LLP

Portland, Oregon
February 28, 1997

Gentle Dental Service Corporation

Balance Sheet
----------------------------------------------------------------------------------------------------------------
                                                                                           December 31,
                                                                                      1995              1996
                                                                                 --------------    -------------
Assets
Current assets:
   Cash and cash equivalents                                                     $     688,518     $     229,358
   Accounts receivable, net (Note 1)                                                 2,036,654         2,678,273
   Receivables from affiliates and other receivables (Note 10)                         711,862         1,223,041
   Income taxes receivable (Note 7)                                                    174,448           169,391
   Supplies                                                                            286,000           362,500
   Prepaid expenses and other current assets (Note 12)                                 176,256           708,054
                                                                                 -------------     -------------
      Total current assets                                                           4,073,738         5,370,617
Property and equipment, net (Note 3)                                                 3,654,101         4,163,730
Intangible assets, net (Note 4)                                                      2,057,538         3,224,780
Other assets (Note 1)                                                                  428,317            68,039
                                                                                 -------------     -------------

      Total assets                                                               $  10,213,694     $  12,827,166
                                                                                 =============     =============

Liabilities, Redeemable Common Stock and
  Nonredeemable Shareholders' Equity
Current liabilities:
   Accounts payable                                                              $     270,909     $   1,256,065
   Accrued payroll and payroll related costs                                           431,199           364,317
   Other accrued liabilities                                                           463,437           476,701
   Short-term borrowings (Note 5)                                                    1,049,025         2,097,126
   Current portion of long-term debt and capital lease obligations (Note 5)            473,370           916,577
                                                                                 -------------     -------------
      Total current liabilities                                                      2,687,940         5,110,786

Deferred rent                                                                           82,446            87,680
Deferred income taxes (Note 7)                                                         187,123             3,193
Long-term debt, less current portion (Note 5)                                        2,310,212         1,822,447
Capital lease obligations, less current portion (Note 5)                               423,428           440,745
                                                                                 -------------     -------------
      Total liabilities                                                              5,691,149         7,464,851
                                                                                 -------------     -------------

Commitments and contingent liabilities (Notes 5, 8 and 11) Redeemable common stock, no par value, 57,551 and 190,302 shares
  issued and outstanding, respectively (Note 8)                                        710,694         2,199,415
                                                                                 -------------     -------------

Nonredeemable shareholders' equity (Notes 8 and 12):
   Preferred stock, 30,000,000 shares authorized, no shares issued
     and outstanding                                                                         -                 -
   Common stock, no par value, 50,000,000 shares authorized, 1,366,145
     and 1,351,579 shares issued and outstanding, respectively                       2,795,005         2,888,228
   Shareholder note receivable                                                         (40,000)                -
   Additional paid-in capital                                                          152,195           445,914
   Retained earnings (deficit)                                                         904,651          (171,242)
                                                                                 -------------     -------------
      Total nonredeemable shareholders' equity                                       3,811,851         3,162,900
                                                                                 -------------     -------------
      Total liabilities, redeemable common stock and
        nonredeemable shareholders' equity                                       $  10,213,694     $  12,827,166
                                                                                 =============     =============


         The accompanying notes are an integral part of this statement.

Gentle Dental Service Corporation


Statement of Operations
----------------------------------------------------------------------------------------------------------------
                                                                                      Year ended December 31,
                                                                                      1995              1996
                                                                                 --------------    -------------
Support services revenue from affiliates
   (Notes 1 and 10)                                                              $   9,781,077     $  10,711,507
Branch costs                                                                         4,700,695         7,176,059
Operating expenses                                                                   4,207,739         4,162,609
                                                                                 -------------     -------------
Operating income (loss)                                                                872,643          (627,161)
                                                                                 -------------     -------------

Nonoperating income (expense):
   Interest expense                                                                   (289,608)         (742,185)
   Other income (expense), net                                                         (92,702)           39,418
                                                                                 --------------    -------------
                                                                                      (382,310)         (702,767)
                                                                                 -------------     -------------

Income (loss) before income taxes                                                      490,333        (1,329,928)

Provision (benefit) for income taxes (Note 7)                                          233,826          (345,139)
                                                                                 -------------     -------------

Net income (loss)                                                                      256,507          (984,789)

Accretion of redeemable
  common stock (Note 8)                                                                      -           (91,104)
                                                                                 -------------     -------------

Net income (loss) attributable to common stock                                   $     256,507     $  (1,075,893)
                                                                                 =============     =============

Net income (loss) per share of common stock                                      $          .19    $       (.71)
                                                                                 ==============    ============

Weighted average number of  shares outstanding                                        1,379,960        1,524,484
                                                                                 ==============    =============

         The accompanying notes are an integral part of this statement.

Gentle Dental Service Corporation
Statement of Redeemable Common Stock and Nonredeemable Shareholders' Equity
Years Ended December 31, 1995 and 1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                Nonredeemable Shareholders' Equity
                                                                     -----------------------------------------------------------
                                                   Redeemable
                                                  common stock            Common stock
                                               -------------------   ----------------------
                                                                                             Shareholder  Additional    Retained
                                                                                                    note     paid-in    earnings
                                               Shares       Amount       Shares      Amount   receivable     capital   (deficit)
                                               ------   ----------   ----------  ----------  -----------  ----------   ---------
Balance, December 31, 1994                          -   $        -    1,154,250  $  533,400  $         -  $        -   $ 735,087

Issuance of stock pursuant to
  Stock Incentive Plan                              -            -       20,112     201,115            -           -           -
Common stock issued in connec-
  tion with clinic acquisitions                57,551      710,694       28,456     387,003            -           -           -
Common stock issued in connec-
  tion with private placement, net
  of offering costs                                 -            -      169,327   1,633,687            -           -           -
Common stock issued for
  promissory note from shareholder                  -            -        4,000      40,000      (40,000)          -           -
Stock options granted to
  nonemployees                                      -            -            -           -            -     152,195           -
Repurchase of common stock                          -            -      (10,000)       (200)           -           -           -
Distributions to shareholders                       -            -            -           -            -           -     (86,943)
Net income                                          -            -            -           -            -           -     256,507
                                            ---------   ----------   ----------  ----------  -----------  ----------   ---------
Balance, December 31, 1995                     57,551      710,694    1,366,145   2,795,005      (40,000)    152,195     904,651

Common stock issued in connec-
  tion with clinic acquisitions                38,994      530,284        4,934      67,103            -           -           -
Common stock and warrants issued
  in connection with private
  placement,  net of offering costs           100,000      957,357            -           -            -           -           -
Exercise of put rights                         (6,243)     (90,024)           -           -            -           -           -
Stock warrants issued related to
  debt financing (Notes 5 and 8)                    -            -            -           -            -       8,778           -
Exercise of stock options                           -            -        2,000       1,600            -           -           -
Stock options granted to
  nonemployees                                      -            -            -           -            -      51,963           -
Stock warrants issued related to
  line of credit guarantees
  (Notes 5 and 8)                                   -            -            -           -            -     232,978           -
Accretion of put rights                                     91,104                                                       (91,104)
Repurchase of common stock                          -            -      (24,000)       (480)           -           -           -
Common stock granted to
  nonemployees                                      -            -        2,500      25,000            -           -           -
Proceeds from note receivable                       -            -            -           -       40,000           -           -
Net loss                                            -            -            -           -            -           -    (984,789)
                                            ---------   ----------   ----------  ----------  -----------  ----------   ---------

Balance, December 31, 1996                    190,302   $2,199,415    1,351,579  $2,888,228  $         -  $  445,914   $(171,242)
                                            =========   ==========   ==========  ==========  ===========  ==========   =========

         The accompanying notes are an integral part of this statement.

Gentle Dental Service Corporation

Statement of Cash Flows
-----------------------------------------------------------------------------------------------------------------
                                                                                      Year ended December 31,
                                                                                           1995              1996
                                                                                  -------------    --------------
Cash flows from operating activities:
   Net income (loss)                                                              $     256,507    $    (984,789)
   Adjustments to reconcile change in net cash used in
      operating activities:
      Depreciation and amortization                                                     481,517          853,339
      Loss on disposal of assets                                                         86,187           63,379
      Stock options granted to nonemployees                                             152,195           51,963
      Stock issued for fees and compensation                                                  -           25,000
      Amortization of warrants                                                                -          241,756
      Deferred income taxes                                                              71,470         (155,928)
      Deferred rent                                                                           -            5,234
   Changes in certain assets and liabilities, net of acquisitions:
      Accounts receivable, net                                                          348,596         (528,182)
      Receivables from affiliates and other receivables                              (2,476,343)        (498,749)
      Income taxes receivable                                                          (224,778)           5,057
      Supplies                                                                         (164,375)         (49,000)
      Prepaid expenses and other current assets                                         (11,195)        (557,481)
      Other assets                                                                      (78,625)          52,780
      Accounts payable                                                                   87,896          965,471
      Accrued liabilities                                                               685,907          (77,123)
                                                                                  -------------    -------------
        Net cash used in operating activities                                          (785,041)        (587,273)
                                                                                  --------------   -------------

Cash flows from investing activities:
   Purchase of property and equipment, excluding acquisitions                        (1,251,180)        (748,357)
   Cash paid for acquisitions, including other direct costs, net of
     cash acquired                                                                   (1,072,905)        (666,870)
   Dental clinic acquisition prepayments                                               (309,130)               -
                                                                                  -------------    -------------
        Net cash used in investing activities                                        (2,633,215)      (1,415,227)
                                                                                  -------------    -------------
Cash flows from financing activities, excluding acquisitions:
   Net proceeds from short-term borrowings                                              916,154        1,048,101
   Proceeds from issuance of notes payable                                            2,703,511          465,548
   Payments of notes payable                                                         (1,264,034)        (602,197)
   Payments of capital lease obligations                                                (26,147)        (276,565)
   Proceeds from issuance of common stock                                             1,834,802          957,357
   Proceeds from note receivable                                                              -           40,000
   Exercise of put rights                                                                     -          (90,024)
   Distributions to shareholders                                                        (86,943)               -
   Other                                                                                   (200)           1,120
                                                                                  -------------    -------------
        Net cash provided by financing activities                                     4,077,143        1,543,340
                                                                                  -------------    -------------

Increase (decrease) in cash and cash equivalents                                        658,887         (459,160)

Cash and cash equivalents, beginning of year                                             29,631          688,518
                                                                                  -------------    -------------

Cash and cash equivalents, end of year                                            $     688,518    $     229,358
                                                                                  =============    =============

         The accompanying notes are an integral part of this statement.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Organization and Summary of Significant Accounting Policies

     Gentle Dental Service Corporation (the "Company"), incorporated on December 14, 1992, is a Washington corporation headquartered in Vancouver, Washington. The Company, as part of a multi-specialty dental care delivery network, provides support services to dental professional corporations in Oregon and Washington. As of December 31, 1996, the Company provided management support to two professional corporations under long-term support services agreements: Gentle Dental of Oregon, P.C. and Tse, Saiget, Watanabe & McClure, Inc., P.S., a.k.a., Gentle Dental of Washington, P.C. (together, the "PCs"). Under the terms of the service agreements, the Company, among other things, bills and collects patient receivables and provides all administrative support services to the PCs in exchange for support services fees (see Note 10).

     The Company and the PCs are related through common ownership of certain shareholders. As of December 31, 1996, there were no common Board of Director members among the Company and the PCs. The Company and its affiliates structure their business enterprises to comply with the state regulatory mandates requiring dentistry practices to be owned and operated by state-licensed dentists (see Note 10).

     Revenues
     Revenues consist primarily of support services fees charged to the PCs based on an agreed-upon percentage of PC revenues under support services agreements, net of provisions for contractual adjustments and doubtful accounts. Such fees are recognized when earned.

                                                                          Year ended December 31,
                                                                           1995              1996
                                                                      -------------    -------------
         PC dental revenue, net of provisions
           for contractual adjustments and
           doubtful accounts                                          $  16,028,535    $  21,423,014
         Less amounts retained by the PCs                                 6,247,458       10,711,507
                                                                      -------------    -------------

         Support services revenue from affiliates                     $   9,781,077    $  10,711,507
                                                                      =============    =============

     Statement of cash flows
     Cash equivalents consist of liquid investments with maturities at the date of purchase of 90 days or less.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Organization and Summary of Significant Accounting Policies (Continued)

     Supplemental disclosure of cash flow information:

                                                                                      Year ended December 31,
                                                                                       1995              1996
                                                                                  -------------    -------------
         Interest paid                                                            $     289,608    $     489,178
         Income taxes paid (received)                                                   350,000         (159,266)
         Supplemental schedule of noncash investing
           and financing activities:
              Capital lease obligations related to the leasing of
                fixed assets                                                            534,366          274,517
              Issuance of common stock in exchange for
                shareholder note                                                         40,000                -
              Accretion of put rights                                                         -           91,104
         Acquisition of tangible assets from related parties:
              Liabilities assumed or issued                                           2,092,928                -
              Tangible assets acquired                                                2,092,928                -
         Acquisition of clinics from unrelated parties:
              Intangible assets                                                       2,012,409        1,335,032
              Liabilities assumed or issued                                             453,285          147,588
              Common stock issued in connection
                with acquisitions                                                     1,097,697          597,387
              Dental clinic acquisition prepayments                                           -          309,130
              Tangible assets acquired in connection
                with acquisitions, excluding cash                                       611,478          385,943

     Accounts receivable and allowances for contractual adjustments and doubtful accounts
     Accounts receivable principally represent receivables from patients or dental group insurance carriers for dental services provided by the related PCs. The Company has recorded an allowance for contractual adjustments and doubtful accounts of $782,055 and $186,654 at December 31, 1995 and 1996, respectively. Contractual adjustments represent an estimate of the difference between the amount billed by the Company and the amount which the patient, third party payor or other is contractually obligated to pay the Company. To date, such changes in estimated contractual adjustments have not been significant.

     Affiliate receivables
     Affiliate receivables consist primarily of amounts owed to the Company from the PCs to reimburse the Company for payment of the PCs' payroll and other direct costs, net of amounts due to the PCs related to the acquisitions and the PCs' share of revenues.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Organization and Summary of Significant Accounting Policies (Continued)

     Supplies
     Supplies consist primarily of operatory dental supplies stored at the clinics. Supplies are stated at the lower of cost (first-in, first-out basis) or market.

     Prepaid expenses and other current assets
     During 1995, the Company implemented a conversion plan for certain parts of its information systems. As a result, in 1995, the Company recognized a writedown of $86,187 on the valuation of the computer equipment and reclassified the computer equipment as equipment held for resale which was included in prepaid expenses and other current assets. At December 31, 1996, prepaid expenses and other current assets include $20,000 of computer equipment held for resale, net of an additional write-off of $34,569 recognized in 1996.

     Property and equipment
     Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred and expenditures for additions and betterments are capitalized. Depreciation of property and equipment is calculated using the straight-line method over estimated useful lives which range from 3 to 15 years.

     Intangible assets
     Intangible assets result primarily from the excess of cost over the fair value of net tangible assets purchased in acquisitions. Such intangibles relate primarily to noncompetition covenants and support services agreements. Intangibles relating to support services agreements consist of the costs of purchasing the rights to provide management support services to dental practices over the initial noncancelable 40-year terms of the related support services agreements. Under these agreements, the dental groups have agreed to provide dental services on an exclusive basis only through facilities provided by the Company. Pursuant to the terms of the agreements, the Company is the exclusive administrator of all non-dental aspects of the acquired dental practices, providing facilities, equipment, support staffing, management support and other ancillary services. The support services agreements are noncancelable except for performance defaults.

     Intangible assets are amortized on the straight-line method over their estimated useful lives, 5 years for organizational costs, 25 years for support services agreements and other acquired intangibles, and 40 years for trademarks (see Note 4).

     The Company reviews its asset balances for impairment at the end of each quarter or more frequently when events or changes in circumstances indicate that the carrying amount of intangible assets may not be recoverable. To perform that review, the Company estimates the sum of expected future undiscounted net cash flows from intangible assets. If the estimated net cash flows are less than the

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Organization and Summary of Significant Accounting Policies (Continued)

     carrying amount of the intangible asset, the Company recognizes an impairment loss in an amount necessary to write-down the intangible asset to a fair value as determined from expected future discounted cash flows. No write-down for impairment loss was recorded for the years ended December 31, 1995 and 1996.

     Other assets
     As of December 31, 1995, other assets primarily consisted of cash payments and deferred acquisition costs incurred during the year related to dental clinic acquisitions not consummated until the following period (see Note
     2). As of December 31, 1996, such deferred costs are insignificant.

     Income taxes
     Prior to 1995, the Company elected to be treated as a Subchapter S corporation under provisions of the Internal Revenue Code. As such, the income or losses of the Company were attributable to its shareholders in their individual tax returns. Effective January 1, 1995, the Company terminated its Subchapter S corporation status and elected C corporation status under the Internal Revenue Code for tax purposes, and for financial reporting purposes adopted Statement of Accounting Standards No. 109, "Accounting for Income Taxes." (See Note 7).

     Accounting for impairment of long-lived assets
     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement provides that impairments of long-lived assets (including property and equipment and intangible assets) be measured and valued based on the estimated future cash flows of the Company.

     The Company adopted the statement in 1996; however, the adoption did not have a significant impact on the Company's financial position or results of operations.

     Fair value of financial assets and liabilities
     The Company estimates the fair value of its monetary assets and liabilities based upon the existing interest rates related to such assets and liabilities compared to current market rates of interest for instruments with a similar nature and degree of risk. The Company estimates that the carrying value of all of its monetary assets and liabilities approximates fair value as of December 31, 1995 and 1996.

     Accounting estimates
     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Organization and Summary of Significant Accounting Policies (Continued)

     Reclassifications
     Certain reclassifications have been made to the 1995 financial statements to conform with the 1996 financial statement presentations. Such reclassifications had no effect on the Company's previously reported results of operations or financial position.

     Net income (loss) per share
     Net income (loss) per share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the periods. Common stock equivalents consist of the number of shares issuable upon exercise of the outstanding common stock warrants and common stock options (using the treasury stock method). Common stock equivalents are excluded from the computation if their effect is anti-dilutive.


2.   Acquisitions

     On January 2, 1995, the Company purchased from the PCs the net accounts receivable of the PCs totaling $2,092,928 in exchange for interest-only promissory notes payable on December 31, 1995. The principal portion of the promissory notes issued to the PCs by the Company was satisfied via reductions to the Company's receivables from the PCs.

     During 1995, the Company acquired substantially all of the assets of seven dental practices in Washington and Oregon including cash, accounts receivable, supplies and fixed assets, net of the assumption of certain liabilities. The total purchase price of $2,345,774 for the seven acquired clinics includes $982,400 paid in cash, $1,097,697 in redeemable and nonredeemable common stock, and $174,872 in promissory notes. In addition, the Company paid $90,805 in cash for closing costs which have been included in the total purchase price.

     The Company issued a total of 86,007 shares of stock in conjunction with these acquisitions. 20,000 such shares were valued by management at $10.00 per share for one acquisition in January 1995 and 66,007 were valued at $13.60 per share for the remaining acquisitions. These common stock values reflect the estimated fair market value at the dates of the acquisitions. Certain shares of the common stock issued are subject to "put rights" from the shareholders as discussed in Note 8.

     Outstanding promissory notes issued related to the acquisitions at December 31, 1995 totaled $119,871, consisting of $57,371, included in short-term borrowings and subsequently paid in January 1996 and $62,500, included in long-term debt and due in monthly instalments of principal and interest at 10.25% commencing in January 1996 and maturing in December 1998.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

2.   Acquisitions (Continued)

     In 1996, the Company acquired substantially all of the assets of four clinics in Oregon and Washington, including cash, accounts receivable, supplies and fixed assets, net of the assumption of certain liabilities. The total purchase price of $1,601,485 for the four acquired clinics includes $943,890 in cash, $597,387 in redeemable and nonredeemable common stock and a promissory note for $28,098. In addition, the Company paid for closing costs of $32,110 which have been included in the total purchase price.

     The Company issued a total of 43,928 shares of stock in conjunction with these acquisitions. Such shares were valued by management at $13.60 per share. The common stock values reflect the estimated fair value on the dates of the acquisitions. Certain shares of the common stock issued are subject to "put rights" from the shareholders as discussed in Note 8.

     The outstanding promissory note issued related to a 1996 acquisition, included in long-term debt, is due in quarterly instalments of principal and interest at 9.0% commencing on May 31, 1996 and maturing in July 1998.

     The above acquisitions in 1995 and 1996 have been accounted for using the purchase method of accounting. The excess of the total acquisition cost over the fair value of the net tangible assets acquired representing the estimated future value of the support services agreements is being amortized over 25 years using the straight-line method (see Note 4). The results of operations for these acquisitions have been included in the financial statements of the Company since the dates of acquisitions.

     The following unaudited pro forma information represents the results of operations of the Company as if all of the acquisitions had occurred as of January 1, 1995, after giving effect to amortization of the cost of acquisition in excess of the fair value of net tangible assets acquired, adjustments to reflect the difference in compensation between historical amounts and amounts specified in the purchase agreements, increased interest expense for notes issued related to the acquisitions and increased income taxes:
                                                        Year ended
                                                       December 31,
                                                          1995
                                                       (Unaudited)
                                                     ---------------
        Support services revenue                     $    11,983,208
                                                     ===============

        Net income                                   $        46,901
                                                     ===============

        Earnings per share                           $           .03
                                                     ===============


     The pro forma results for the year ended December 31, 1996 have not been presented because the effect of 1996 acquisitions on the Company's operations is not significant.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

2.   Acquisitions (Continued)

     The unaudited pro forma information does not purport to be indicative of the results which would actually have been obtained had the acquisitions occurred as of January 1, 1995 or which may be obtained in the future.


3.   Property and Equipment
                                                                           December 31,
                                                                      1995              1996
                                                                  -------------    -------------
         Dental equipment                                         $   2,318,951    $   2,542,266
         Computer equipment                                             481,867          830,334
         Office equipment, furniture and fixtures                       503,504          540,319
         Vehicles                                                        19,447           19,447
         Leasehold improvements                                         761,906        1,313,055
                                                                  -------------    -------------
                                                                      4,085,675        5,245,421

         Less accumulated depreciation and amortization                (431,574)      (1,081,691)
                                                                  -------------    -------------

                                                                  $   3,654,101    $   4,163,730
                                                                  =============    =============

     At December 31, 1995 and 1996, property and equipment include $553,362 and $761,710, respectively, of equipment held under capital leases with related accumulated amortization aggregating $55,709 and $194,081, respectively.


4.   Intangible Assets

     Intangible assets consist of the following:
                                                                           December 31,
                                                                      1995              1996
                                                                  -------------    -------------
         Support services agreements                              $   2,012,409    $   3,324,778
         Trademarks                                                      50,000           50,000
         Organizational costs                                            70,391           70,391
                                                                  -------------    -------------
                                                                      2,132,800        3,445,169

         Less accumulated amortization                                  (75,262)        (220,389)
                                                                  -------------    -------------

                                                                  $   2,057,538    $   3,224,780
                                                                  =============    =============

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

5.   Borrowings

     Short-term borrowings
     The Company had a total of $2,097,126 outstanding at December 31, 1996 under two operating lines of credit with a bank secured by substantially all the assets of the Company.

     Line of credit No. 1 bears interest at prime plus 1% (9.25% at December 31, 1996) and the Company may borrow a maximum of $1,850,000, limited to a borrowing base calculated as 75% of the Company's net eligible accounts receivable. All unpaid principal and interest is due and payable October 31, 1997. The Company must pay a commitment fee of 1/2% per annum of the average daily unused portion of the $1,850,000 available.

     Line of credit No. 2 bears interest at prime plus 2.5% (10.75% at December 31, 1996) and the Company may borrow up to a maximum of $650,000. All unpaid principal and interest was due and payable February 28, 1997.

     In connection with a 1996 modification to line of credit No. 1 and the issuance of line of credit No. 2, certain directors, officers and shareholders personally guaranteed a total of $1,000,000 of the two operating lines of credit. In exchange for the guarantees, the Company issued 115,000 common stock warrants with an exercise price of $7.50 to those individuals. In connection with line of credit No. 2, the Company issued 4,333 common stock warrants with an exercise price of $7.50 to the lender (see Note 8).

     The Company had $991,654 outstanding at December 31, 1995 under an operating line of credit secured by substantially all of the assets of the Company. The credit line bore interest at prime plus 1/2% (9.25% at December 31, 1995) and the Company could borrow a maximum of $1,500,000, limited to a borrowing base calculated as 75% of the Company's net eligible accounts receivable. The Company paid a commitment fee of 1/2% per annum of the average daily unused portion of the $1,500,000 available. Additionally, at December 31, 1995, the Company owed to an individual $57,371 related to receivables purchased in acquiring a dental practice. These borrowings, as well as any accrued and unpaid interest, were paid subsequent to December 31, 1995.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

5.   Borrowings (Continued)
                                                                                           December 31,
                                                                                      1995              1996
                                                                                  -------------    -------------
         Long-term debt
         Note payable to bank due in monthly instalments of principal and interest at prime plus 1.25% (9.5% at December 31, 1996),
           collateralized by accounts receivable, inventory and equipment,
           maturing August 1999                                                   $     937,500    $     666,667
         Notes payable to bank with interest-only payments for the
           first 12 months at prime plus 1.5% (9.75% at December 31, 1996), due in monthly instalments of principal and interest beginning in August
           1996, maturing August 2000, secured by accounts receivable,
           inventory and equipment                                                    1,684,064        1,699,125
         Note payable due in monthly instalments of principal and
           interest at 9.99%, collateralized by a vehicle, maturing
           June 2000                                                                     14,727           14,591
         Unsecured note payable, due in monthly instalments of
           principal and interest at 10.25% commencing on January 1,
           1996, maturing December 1998 (Note 2)                                         62,500           44,529
         Unsecured note payable, due in quarterly instalments of
           principal and interest at 9.0% commencing on May 31, 1996,
           maturing July 1998 (Note 2)                                                        -           25,425
         Unsecured note payable, due in monthly instalments of
           principal and interest at 10.47% commencing on June 30,
           1996, maturing November 2003                                                       -          139,903
                                                                                  -------------    -------------
                                                                                      2,698,791        2,590,240

         Less current portion                                                           388,579          767,793
                                                                                  -------------    -------------

                                                                                  $   2,310,212    $   1,822,447
                                                                                  =============    =============

     Scheduled maturities of long-term debt at December 31, 1996 are as follows:

              1997                                                                $     767,793
              1998                                                                      769,284
              1999                                                                      653,373
              2000                                                                      332,148
              2001                                                                       22,988
              Thereafter                                                                 44,654
                                                                                  -------------

                                                                                  $   2,590,240
                                                                                  =============

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

5.   Borrowings (Continued)

     The credit line agreements and notes payable to bank include provisions for maintaining certain financial covenants including debt service coverage ratio, current ratio, debt to tangible net worth ratio, minimum tangible net worth, and restrictions on payment of cash dividends. At December 31, 1995, the Company obtained a waiver of certain of these covenants. The credit line agreement was revised during 1996 and the Company is in compliance with these covenants at December 31, 1996. Subsequent to December 31, 1996, the Company has fully repaid all amounts owed under its credit line agreements and notes payable to the bank (see Note 12).

     Capital lease obligations
     The Company has entered into certain capital lease obligations related to the acquisition of dental and computer equipment. The leases, which are secured by the equipment, bear interest at rates ranging from 12% - 14% and require monthly payments of principal and interest.

     Future minimum payments under the Company's capital lease obligations at December 31, 1996 are summarized as follows:

              1997                                             $ 212,634
              1998                                               206,928
              1999                                               175,620
              2000                                               126,495
              2001                                                13,133
                                                               ---------
                                                                 734,810
         Less portion representing interest                      145,281
                                                               ---------
                                                                 589,529
         Less current portion                                    148,784
                                                               ---------

                                                               $ 440,745
                                                               =========

6.   Profit Sharing Plan

     The Company participates in a 401(k) profit sharing plan and trust covering substantially all employees. Profit sharing contributions are made at the discretion of management. No employer profit sharing contributions were made for the years ended December 31, 1995 and 1996. The Company also provides a non-discretionary matching 401(k) contribution equal to 3% of participants' eligible compensation. The Company's 401(k) contributions were $48,936 and $55,190, respectively, for the years ended December 31, 1995 and 1996.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

7.   Income Taxes

     The provision (benefit) for income taxes is as follows:

                                                               Year ended December 31,
                                                               1995              1996
                                                           -------------    --------------
         Current:
              Federal                                      $     147,134    $    (174,711)
              State                                               15,222          (14,500)
                                                           -------------    -------------
                                                                 162,356         (189,211)
                                                           -------------    -------------

         Deferred:
              Federal                                             64,951         (143,161)
              State                                                6,519          (12,767)
                                                           -------------    -------------
                                                                  71,470         (155,928)
                                                           -------------    -------------

         Total provision (benefit)                         $     233,826    $    (345,139)
                                                           =============    =============

     The provision for income taxes for the year ended December 31, 1995 includes the recognition of a cumulative net deferred tax liability of $24,975 associated with the termination of the Company's Subchapter S corporation status on January 1, 1995.

     Deferred tax assets (liabilities) are comprised of the following components:

                                                                                           December 31,
                                                                                      1995              1996
                                                                                  -------------    -------------
         Property and equipment                                                   $    (140,983)   $    (379,453)
         Intangibles                                                                     (5,642)         (12,423)
         Cash versus accrual reporting for tax purposes - long-term                     (40,498)         (38,413)
         Net operating loss carryforward                                                      -          418,144
         Other                                                                                -            8,952
                                                                                  -------------    -------------
         Net long-term deferred tax liability                                     $    (187,123)   $      (3,193)
                                                                                  =============    =============

         Cash versus accrual reporting for tax purposes - current                 $     (20,250)   $     (29,645)
         Accrued payroll related costs                                                   75,156           56,549
                                                                                  -------------    -------------
         Net current deferred tax assets, included in prepaid and
           other current assets                                                   $      54,906    $      26,904
                                                                                  =============    =============

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

7.   Income Taxes (Continued)

     The effective tax rate differed from the U.S. statutory federal tax rate due to the following:

                                                                                     Year ended December 31,
                                                                                      1995              1996
                                                                                  -----------     -----------
         Statutory federal rate                                                          34.0%          (34.0)%
         State taxes, net of federal benefit                                              2.3            (3.2)
         Non-deductible intangibles and other permanent differences                       6.3            11.2
         Other, primarily cumulative effect from the termination
           of Subchapter S corporation status in 1995                                     5.1               -
                                                                                  -----------      ----------
                                                                                         47.7%          (26.0)%
                                                                                  ===========      ==========


8.   Redeemable Common Stock and Nonredeemable Shareholders' Equity

     Redeemable common stock
     As part of the 1995 and 1996 acquisitions discussed in Note 2, the Company granted "put rights" to certain shareholders that may require the Company to redeem 96,545 shares of its common stock at a redemption price ranging from $13.38 to $19.62 per share. If all shareholders with such "put rights" exercise their options, the Company would be required to repurchase the above shares of common stock for $1,408,554. The redemption periods began April 1, 1996 and continue through January 4, 2003. If the shareholder does not place a redemption request during the redemption period, the "put right" will expire on the stated expiration date. "Put rights" for all but 20,000 shares terminate in the event of the Company successfully completing a public offering at a price of at least $20.00 per share. During 1996, the Company redeemed 6,243 shares of redeemable common stock for $90,024.

     The shares of common stock subject to the "put rights" are reported on the balance sheet as redeemable common stock. Such shares have been recorded at their fair value as of the dates of acquisition, inclusive of accretion during the year ended December 31, 1996. The Company records accretion on a ratable basis over the redemption period of the respective stock. Such accretion for the year ended December 31, 1996 was $91,104. Accretion in prior years was insignificant.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

8.   Redeemable Common Stock and Nonredeemable Shareholders' Equity (Continued)

     Such common stock at December 31, 1996 is redeemable as follows:

                                                                  Number          Redemption         Redemption
                                                                 of shares            amount        price range
                                                              ------------      ------------      -------------
         1997                                                        6,615         $ 102,929      $ 15.56
         1998                                                        2,974            50,023        16.82
         1999                                                        2,754            50,013        13.38-18.16
         2000                                                       40,849           576,479        13.60-19.62
         2001                                                       29,681           438,056        13.60-18.80
         Thereafter                                                  7,429           101,030        13.60
                                                              ------------      ------------
                                                                    90,302      $  1,318,530
                                                              ============      ============

     Private placement of redeemable common stock and warrants
     In May 1996, the Company completed a private placement offering ("the offering") of 100,000 shares of the Company's common stock which include warrants to purchase 100,000 additional shares of the Company's common stock at an exercise price of $7.50 per share. Total proceeds from the offering (net of offering costs of $42,643) were $957,357. The net proceeds allocated to common stock aggregated $732,430. The stock warrants were recorded at their estimated fair value of $224,927 and are entitled to certain "piggyback" registration rights. The stock warrants expire on December 14, 2001; no stock warrants have been exercised to date.

     In connection with the private placement, the shareholder received certain "put rights" which are exercisable after June 21, 2001 but no later than June 21, 2003 if the Company has not completed a public offering of its common stock by June 21, 2001 at a price of at least $22.00 per share and net proceeds to the Company of at least $10,000,000. The per share price applicable to the "put rights" is 20 times the Company's average adjusted net income per share for the two most recent fiscal years preceding the exercise of the rights. As of December 31, 1996, the Company has not recorded any accretion related to the above "put rights."

     Preferred stock
     Preferred stock may be issued by the Board of Directors with preferences to be determined at the time of issuance. Through December 31, 1996, none of the 30,000,000 authorized shares of the Company's preferred stock has been issued or is outstanding.

     Shareholder note receivable
     In 1995, the Company issued to a shareholder 4,000 shares of common stock at $10.00 per share in exchange for a note from the shareholder. The note bore interest at prime plus 0.5% (9.25% at December 31, 1995), collateralized by the common stock, and was repaid on September 26, 1996.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

8.   Redeemable Common Stock and Nonredeemable Shareholders' Equity (Continued)

     Stock warrants issued in conjunction with debt issuance
     As discussed in Note 5, in May 1996 the Company issued warrants to purchase 4,333 shares of the Company's common stock at $7.50 per share to a lender. The stock warrants were valued at $8,778 and have been recorded as debt issuance costs and additional paid-in-capital. The estimated fair value of the stock warrants was amortized over the six-month term of the line of credit. As of December 31, 1996, the stock warrants have been fully amortized. Such amortization expense has been included in interest expense in the statement of operations. The stock warrants expire on May 31, 2001 and carry certain "piggyback" registration rights. The stock warrants have not been exercised to date.

     In addition, in May 1996, the Company issued to certain directors, officers, and shareholders of the Company warrants to purchase 115,000 shares of the Company's common stock at $7.50 per share in consideration for guaranteeing the Company's line-of-credit (see Note 5). The estimated fair value of the stock warrants was $232,978 and amortized over the six-month term of the line of credit. As of December 31, 1996, the stock warrants have been fully amortized. Such amortization expense has been included in interest expense in the statement of operations. All stock warrants expire in May 2001 and no such stock warrants have been exercised to date.

9.   Stock Incentive Plan

     The Board of Directors adopted a Stock Incentive Plan ("the Plan"), as amended during 1996. The Plan provides for issuance of up to 1,000,000 shares of common stock in connection with various stock grants, awards and sales granted under such plan to employees and nonemployees (primarily key PC personnel). The Plan authorizes the grant of incentive stock options, non-statutory stock options, stock appreciation rights or bonus rights; award of stock bonuses; and/or sale of restricted stock. The exercise price for incentive stock options may not be less than the fair market value of the underlying shares on the date of grant. The Plan is administered by the Company's Board of Directors. The Board has the authority to determine the persons to whom awards will be made, the amounts, and other terms and conditions of the awards. Shares issued under the Plan are generally subject to a five-year vesting schedule from the date of grant and expire ten years from the original grant date.

     Stock options issued to nonemployees have been recorded at their estimated fair market value and are being expensed over their respective vesting lives of up to five years. Total compensation expense recorded for the years ended December 31, 1995 and 1996 was $152,195 and $51,963, respectively.

     In addition to the stock options granted, the Plan issued an aggregate of 83,362 shares for $274,615 through stock bonuses and restricted stock sales prior to December 31, 1996.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

9.   Stock Incentive Plan (Continued)

     Statement of Financial Accounting Standards No. 123 ("SFAS 123")
     During 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock Based Compensation," which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost related to stock options issued to employees under these plans using the method of accounting prescribed by the Accounting Principles Board Opinion No. 25 ("AFB 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in this Statement had been applied.

     The Company has elected to account for its stock-based compensation plans under APB 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted during the years ended December 31, 1995 and 1996; using the minimum value pricing model as prescribed by SFAS 123 and the following weighted average assumptions used for grants:

         Risk free interest rate                           6.5%
         Expected dividend yield                           -  %
         Expected lives                                 7 years
         Expected volatility                                N/A

     Options were assumed to be exercised over the seven-year expected life for the purpose of this valuation. Adjustments are made for options forfeited prior to vesting. The total value of options granted was computed as the following approximate amounts, which would be amortized on the straight-line basis over the vesting period of the options:

         Year ended December 31, 1995                   $  333,763
         Year ended December 31, 1996                   $  301,480

     If the Company had accounted for stock options issued to employees in accordance with SFAS 123, the Company's net income attributable to common stock and pro forma net income per share would have been reported as follows:

         Net income (loss) attributable to common stock

                                                       Year ended December 31,
                                                       1995              1996
                                                   -------------    --------------
         As reported                               $     256,507    $  (1,075,893)
         Pro Forma                                       221,596       (1,155,300)

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

9.   Stock Incentive Plan (Continued)

     Statement of Financial Accounting Standards No. 123 (SFAS 123) (continued)

     Pro forma net income (loss) per common and common equivalent share

                                                            Year ended December 31,
                                                            1995              1996
                                                        -------------    -------------
         As reported                                    $        0.19    $      (0.71)
         Pro Forma                                               0.16           (0.76)

     The effects of applying SFAS 123 for providing pro forma disclosures for 1995 and 1996 are not likely to be representative of the effects on reported net income (loss) and net income (loss) per common equivalent share for future years, because options vest over several years and additional awards generally are made each year.

     The following summary presents the options granted and outstanding as of December 31, 1996:

                                                                                                       Weighted
                                                                Number of Shares                        average
                                                 -------------------------------------------------     exercise
                                                       Employee       Nonemployee            Total        price
                                                 --------------  ----------------   --------------   ----------
         Outstanding, December 31, 1994                110,000                 -          110,000    $     5.76
              Granted                                  136,000            72,750          208,750         10.23
              Exercised                                      -                 -                -             -
              Canceled                                 (31,000)           (5,000)         (36,000)         6.56
                                                 --------------   ---------------   --------------

         Outstanding, December 31, 1995                215,000            67,750          282,750          8.96
              Granted                                  134,250            12,000          146,250         10.80
              Exercised                                 (2,000)                -           (2,000)          .80
              Canceled                                 (96,549)           (5,833)        (102,382)         8.19
                                                 --------------   ---------------   --------------

         Outstanding, December 31, 1996                250,701            73,917          324,618          8.57
                                                 =============    ==============    =============

      The following table sets forth the exercise prices, the number of options outstanding and exercisable, and the remaining contractual lives of the Company's stock options at December 31, 1996:

            Exercise               Number of options                      Weighted average
              price         Outstanding      Exercisable        contractual life remaining
         -------------      -----------      -----------        --------------------------
         $        0.02           15,250           15,250                 8.57 years
                  6.00           22,000           11,500                 7.82
                 10.00          218,918           94,450                 9.08
                 13.60           68,450           18,890                 8.92

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

10.  Transactions With Affiliates

     Major customers
     The Company currently derives substantially all of its revenue from the PCs, with which it has support services agreements. As described in Note 1, the Company and the PCs are related through common ownership of certain shareholders.

     Support services agreements
     The Company provides management support services to the PCs under support services agreements with forty-year terms. The Company is currently earning revenues under these agreements based on specified percentages of net dental practice patient revenues as defined in the agreements. Such percentages are negotiated with the PCs and have been developed and revised as necessary based on the Company's services and operating needs. Under the support services agreements for 1995, support services revenue is based upon 61% of net PC revenue.

     Effective January 1, 1996 the support services agreements were amended such that support services revenue is based upon the following percentage of net PC revenue:

                                                    Washington          Oregon
                                                    ----------          ------
              1996                                     50%                50%
              1997                                     51%                53%
              1998                                     52%                54%
              1999                                     53%                55%
              2000                                     54%                55%
              2001, and thereafter                     55%                55%

     Office lease
     The Company leases office space for $4,126 per month from Gentle Dental of Washington, PC (see Note 1) on a month-to-month basis. Lease expense aggregated approximately $49,512 for the years ended December 31, 1995 and 1996.

     Receivables from affiliates
     The Company transacts various other business with the PCs, including short-term operating advances.


11.  Commitments and Contingent Liabilities

      Effective January 1, 1995, the Company assumed operating leases for dental service locations. These leases range in term from 5 to 10 years with options to renew several of the leases. The Company has entered into operating lease agreements for office space and parking. Rent expense, including month-to-month rentals, for the years ended December 31, 1995 and 1996 was $837,487 and $1,255,709, respectively.

Gentle Dental Service Corporation

Notes to Financial Statements
--------------------------------------------------------------------------------

11.  Commitments and Contingent Liabilities (Continued)

      Management expects to renew or replace leases that expire. Following is a summary of scheduled future minimum lease payments, including assumed leases:

             1997                                   $   1,103,754
             1998                                       1,121,472
             1999                                       1,052,203
             2000                                         857,728
             2001                                         668,281
          Thereafter                                    1,861,192
                                                    -------------
                                                    $   6,664,630
                                                    =============


12.  Subsequent Events

     During 1996, the Company filed an SB-2 registration statement with the Securities and Exchange Commission ("SEC") for an initial public offering
     (IPO). On February 12, 1997 the SEC approved and accepted the Company's amended SB-2 registration statement. Effective February 13, 1997, the Company is openly traded on the NASDAQ SmallCap market.

     The offering included 1,500,000 shares of the Company's common stock. Net proceeds from the offering were $6,937,500, inclusive of $562,500 in underwriting fees and direct offering costs. As of December 31, 1996, offering costs of approximately $457,000 had been incurred and were included within prepaid expenses and other current assets in the accompanying balance sheet.

     Concurrent with the receipt of the net proceeds, the Company utilized $4,426,246 to repay all outstanding principal under the Company's various bank loan arrangements (see Note 5). No significant gain or loss resulted in connection with the debt extinguishment.

     On September 19, 1996, the Board of Directors granted certain officers of the Company the authority to reprice employee stock options to the IPO price at the date this price was determinable. All other terms with respect to such options were maintained. On February 12, 1997 (the IPO date), the Company repriced all employee stock options outstanding to the IPO price of $5 per share (except for certain stock options held by the Company's chief executive officer, which were repriced at 110% of the IPO price). The Company did not recognize compensation expense related to the repricing of the employee stock options as the adjusted exercise price was not below the Company's quoted fair value as of the repricing date.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 16, 1997.

                                       GENTLE DENTAL SERVICE CORPORATION

                                       By: DANY Y. TSE
                                           -------------------------------------
                                           Dany Y. Tse
                                           President and Chief Executive Officer

     In accordance with the Securities Exchange Act of 1934,, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on April 16, 1997.

               Signature                             Title
               ---------                             -----

Principal Executive Officer:

DANY Y. TSE
----------------------------------     President, Chief Executive
Dany Y. Tse, DMD                       Officer, and Director


Principal Financial and
Accounting Officer:

L. THEODORE VAN EERDEN
----------------------------------     Chief Financial Officer and Corporate
L. Theodore Van Eerden                 Secretary

*RICHARD A. ARMSTRONG
----------------------------------     Director
Richard A. Armstrong

*KENNETH D. HOOTEN
----------------------------------     Director
Kenneth D. Hooten

*DANIEL P. HUNT
----------------------------------     Director
Daniel P. Hunt

*JERALD L. WILLBUR
----------------------------------     Director
Jerald L. Willbur, Ed.D.


----------------------------------     Director
Craig W. Wong, DMD


----------------------------------     Director
Paul H. Keckley

*GERALD R. AARON
----------------------------------     Director
Gerald R. Aaron


                             *By: L. THEODORE VAN EERDEN
                                  -----------------------------------
                                  L. Theodore Van Eerden
                                  Attorney-in-fact

                                  EXHIBIT INDEX


Exhibit
Number        Document Description
-------       --------------------

  24.1        Powers of Attorney

  27.1        Financial Data Schedule